Exhibit 3.1

CERTIFICATE OF DESIGNATIONS

OF

4.125% FIXED-RATE RESET

NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES C

OF

AIR LEASE CORPORATION

Pursuant to Section 151 of the

Delaware General Corporation Law

Air Lease Corporation, a Delaware corporation (the “Corporation”), hereby certifies that:

In accordance with the resolutions of the Board of Directors of the Corporation (the “Board of Directors”) adopted in an action by unanimous written consent dated October 3, 2021, the provisions of the Restated Certificate of Incorporation and the Fourth Amended and Restated Bylaws of the Corporation and applicable law, the Preferred Stock Committee of the Board of Directors adopted, in an action by unanimous written consent dated October 5, 2021, the following resolution creating a series of preferred stock of the Corporation designated as “4.125% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series C”:

“NOW, THEREFORE, BE IT RESOLVED, that the issuance, offering and sale of preferred stock, par value $0.01 per share, with a liquidation preference of $1,000.00 per share, in the aggregate, of up to 300,000 shares, is hereby approved on the following terms and with the following designations, powers, preferences and rights:

Section 1. Designation. The distinctive serial designation of such series is “4.125% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series C” (“Series C Preferred Stock”). Each share of the Series C Preferred Stock shall be identical in all respects to every other share of the Series C Preferred Stock, except that shares of the Series C Preferred Stock issued after October 13, 2021 (the “Original Issue Date”) shall accrue dividends from the later of the Original Issue Date and the Dividend Payment Date (as defined herein), if any, immediately prior to the original issue date of such additional shares.

Section 2. Number of Authorized Shares. The number of authorized shares of the Series C Preferred Stock shall initially be 300,000; provided, however, that any additional shares of the Series C Preferred Stock shall be deemed to form a single series with the Series C Preferred Stock issued pursuant to this Certificate of Designations. The number of authorized shares of the Series C Preferred Stock may from time to time be increased (but not in excess of the total number of authorized shares of preferred stock, less all shares of any other series of preferred stock authorized at the time of such increase) or decreased (but not below the number of shares of the Series C Preferred Stock then outstanding) by resolution of the Board of Directors (or a duly authorized committee of the Board of Directors), without the vote or consent of the holders of the Series C Preferred Stock. Shares of the Series C Preferred Stock that are redeemed, repurchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued shares of preferred stock undesignated as to series. The Corporation shall have the authority to issue fractional shares of the Series C Preferred Stock.

Section 3. Definitions. As used herein with respect to the Series C Preferred Stock:

(a) “accrual” (or similar terms) used with respect to a dividend or Dividend Period refers only to the determination of the amount of such dividend and does not imply that any right to a dividend in any Dividend Period that arises prior to the date on which such dividend is declared.

(b) “Adjustments” has the meaning set forth in in the definition of “Five-year U.S. Treasury Rate.”

(c) “Amended and Restated Bylaws” means the fourth amended and restated bylaws of the Corporation, as it may be amended from time to time.

(d) “Board of Directors” has the meaning set forth in the Preamble.

(e) “Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

(f) “Calculation Agent” means, at any time, the Corporation, an entity affiliated with the Corporation, or the person or entity appointed by the Corporation pursuant to a calculation agent agreement between the Corporation and a calculation agent and serving as such agent with respect to the Series C Preferred Stock at such time (including any successor to such person or entity). Deutsche Bank Trust Company Americas will be the calculation agent for the Series C Preferred Stock as of the Original Issue Date.

(g) “Certificate of Designations” means this Certificate of Designations relating to the Series C Preferred Stock, as it may be amended or supplemented from time to time.

(h) “Certificate of Incorporation” means the restated certificate of incorporation of the Corporation, as it may be amended from time to time, and shall include this Certificate of Designations.

(i) “Common Stock” means, collectively, the Class A common stock, par value $0.01 per share, and the Class B Non-Voting Common Stock, par value $0.01 per share, of the Corporation.

(j) “Corporation” has the meaning set forth in the Preamble.

(k) “Current Methodology” has the meaning set forth in the definition of “Rating Agency Event.”

(l) “Dividend Parity Stock” means any class or series of capital stock of the Corporation that ranks on a parity with the Series C Preferred Stock as to the payment of dividends (whether such dividends are cumulative or non-cumulative). As of the date of this Certificate of Designations, Dividend Parity Stock includes the Series A Preferred Stock and the Series B Preferred Stock.

(m) “Dividend Payment Date” has the meaning set forth in Section 4(a).

(n) “Dividend Period” means each period from and including a Dividend Payment Date (except that the initial Dividend Period shall commence on and include the Original Issue Date of the Series C Preferred Stock) and continuing to, but excluding, the next succeeding Dividend Payment Date.

(o) “DTC” means The Depository Trust Company.

(p) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(q) “Five-year U.S. Treasury Rate” means, as of any Reset Dividend Determination Date, as applicable: (i) the average of the yields on actively traded U.S. treasury securities adjusted to constant maturity, for five-year maturities, for the five Business Days appearing (or, if fewer than five Business Days appear, such number of Business Days appearing) under the caption “Treasury Constant Maturities” in the most recently published H.15 Daily Update as of 5:00 p.m. (Eastern Time) as of any date of determination; or (ii) if there are no such published yields on actively traded U.S. treasury securities adjusted to constant maturity, for five-year maturities, then the rate will be determined by interpolation between the average of the yields on actively traded U.S. treasury securities adjusted to constant maturity for two series of actively traded U.S. treasury securities, (A) one maturing as close as possible to, but earlier than, the Reset Date following the next succeeding Reset Dividend Determination Date and (B) the other maturing as close as possible to, but later than, the Reset Date following the next succeeding Reset Dividend Determination Date, in each case for the five Business Days appearing (or, if fewer than five Business Days appear, such number of Business Days appearing) under the caption “Treasury Constant Maturities” in the H.15 Daily Update as of 5:00 p.m. (Eastern Time) as of any date of determination.

If the Corporation, in its sole discretion, determines that the Five-year U.S. Treasury Rate cannot be determined in the manner applicable for such rate (which, as of the Original Issue Date, is pursuant to the methods described in clauses (i) or (ii) above) (a “Rate Substitution Event”), the Corporation may, in its sole discretion, designate an unaffiliated agent or advisor, which may include an unaffiliated underwriter for the offering of the Series C Preferred Stock or any affiliate of any such underwriter (the “Designee”), to determine whether there is an industry-accepted successor rate to the then-applicable base rate (which, as of the Original Issue Date, is the initial base rate). If the Designee determines that there is such an industry-accepted successor rate, then the “Five-year U.S. Treasury Rate” shall be such successor rate and, in that case, the Designee may adjust the spread and may determine and adjust the business day convention, the definition of Business Day and the Reset Dividend Determination Date to be used and any other relevant methodology for determining or otherwise calculating such successor rate, including any adjustment factor needed to make such successor rate comparable to the then-applicable base rate (which, as of the Original Issue Date, is the initial base rate) in each case, in a manner that is consistent with industry-accepted practices for the use of such successor rate (the “Adjustments”). If the Corporation, in its sole discretion, does not designate a Designee or if the Designee determines that there is no industry-accepted successor rate to then-applicable base rate, then the “Five-year U.S. Treasury Rate” will be the same interest rate (i.e., the same Five-year U.S. Treasury Rate) determined for the prior Reset Dividend Determination Date or, if this sentence is applicable with respect to the first Reset Dividend Determination Date, 0.976%.

(r) “First Reset Date” means December 15, 2026.

(s) “H.15 Daily Update” means the daily statistical release designated as such, or any successor publication, published by the Federal Reserve Bank of New York.

(t) “Junior Stock” means the Common Stock and any other class or series of capital stock of the Corporation that ranks junior to the Series C Preferred Stock either as to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or as to the distribution of assets upon the liquidation, dissolution or winding up of the Corporation.

(u) “Liquidation Preference” has the meaning set forth in Section 5.

(v) “Liquidation Preference Junior Stock” means any class or series of stock of the Corporation that ranks junior to the Series C Preferred Stock in the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

(w) “Liquidation Preference Parity Stock” means any class or series of capital stock of the Corporation that ranks on a parity with the Series C Preferred Stock in the distribution of assets on the liquidation, dissolution or winding up of the Corporation. As of the date of this Certificate of Designations, Liquidation Preference Parity Stock includes the Series A Preferred Stock and the Series B Preferred Stock.

(x) “Nonpayment” has the meaning set forth in Section 7(b).

(y) “Original Issue Date” has the meaning set forth in Section 1.

(z) “Preferred Stock Directors” has the meaning set forth in Section 7(b).

(aa) “Rate Substitution Event” has the meaning set forth in in the definition of “Five-year U.S. Treasury Rate.”

(bb) “Rating Agency Event” means that any “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act that then publishes a rating for the Corporation amends, clarifies or changes the methodology or criteria that it employed for purposes of assigning equity credit to securities such as the Series C Preferred Stock on the Original Issue Date of the Series C Preferred Stock (the “Current Methodology”), which amendment, clarification or change either (i) shortens the period of time during which equity credit pertaining to the Series C Preferred Stock would have been in effect had the Current Methodology not been changed or (ii) reduces the amount of equity credit assigned to the Series C Preferred Stock as compared with the amount of equity credit that such rating agency had assigned to the Series C Preferred Stock as of the Original Issue Date.

(cc) “Reset Date” means the First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date, including the First Reset Date, which will not be adjusted for Business Days.

(dd) “Reset Dividend Determination Date” means, in respect of any Reset Period, the day falling three Business Days prior to the beginning of such Reset Period.

(ee) “Reset Period” means the period from and including the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from and including each Reset Date to, but excluding, the next following Reset Date.

(ff) “Senior Stock” means any other class or series of the Corporation’s capital stock ranking senior to the Series C Preferred Stock either as to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or as to the distribution of assets upon the liquidation, dissolution or winding up of the Corporation.

(gg) “Series A Preferred Stock” means the Corporation’s 6.150% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A.

(hh) “Series B Preferred Stock” means the Corporation’s 4.650% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B.

(ii) “Series C Preferred Stock” has the meaning set forth in Section 1.

(jj) “Stated Amount” means, in respect of the Series C Preferred Stock, $1,000.00 per share, and, in respect of any other series of capital stock, the stated amount per share specified in the Certificate of Incorporation or applicable certificate of designations (including, in the case of any series that does not use the words “stated amount,” the specified amount of any preference upon the voluntary or involuntary liquidation, dissolution or winding up, without regard to any unpaid dividends that may also be included in the liquidation preference with respect to such shares).

(kk) “Transfer Agent” means the transfer agent with respect to the Series C Preferred Stock, which shall be American Stock Transfer & Trust Company, LLC as of the Original Issue Date, and its successor, including any successor transfer agent appointed by the Corporation.

(ll) “Voting Preferred Stock” means any other class or series of preferred stock of the Corporation ranking equally with the Series C Preferred Stock as to dividends (whether cumulative or non-cumulative) and the distribution of assets upon the liquidation, dissolution or winding up of the Corporation and upon which like voting rights to the Series C Preferred Stock have been conferred and are exercisable. As of the date of this Certificate of Designations, Voting Preferred Stock includes the Series A Preferred Stock and the Series B Preferred Stock. Whether a plurality, majority or other portion of the shares of the Voting Preferred Stock have been voted in favor of any matter shall be determined by reference to the Liquidation Preference of the shares voted.

Section 4. Dividends.

(a) Rate. Holders of the Series C Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors (or a duly authorized committee of the Board of Directors), only out of funds legally available therefor, non-cumulative cash dividends for each Dividend Period payable on the Stated Amount per share of the Series C Preferred Stock at a rate per annum equal to (i) 4.125% from the Original Issue Date to, but excluding, the First Reset Date and (ii) the Five-year U.S. Treasury Rate applicable to such Reset Period plus 3.149%, from and including the First Reset Date, in each of cases (i) and (ii), payable quarterly, in arrears, on March 15, June 15, September 15 and December 15 of each year, beginning on December 15, 2021.

Each date on which dividends are payable pursuant to this Section 4, subject to adjustment as provided below, is a “Dividend Payment Date”, and dividends for each Dividend Payment Date are payable with respect to the Dividend Period (or portion thereof) ending on the day preceding such respective Dividend Payment Date, in each case to holders of record on the 15th calendar day before such Dividend Payment Date or such other record date not more than 30 nor less than 10 days preceding such Dividend Payment Date fixed for that purpose by the Board of Directors (or a duly authorized committee of the Board of Directors) in advance of payment of each particular dividend.

(b) Business Day Convention. If any Dividend Payment Date is not a Business Day, then such date will nevertheless be a Dividend Payment Date, but dividends on the Series C Preferred Stock, when, as and if declared, will be paid on the next succeeding Business Day (without adjustment in the amount of the dividend per share of the Series C Preferred Stock).

(c) Dividend Computation. The amount of the dividend per share of the Series C Preferred Stock for each Dividend Period (or portion thereof) will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

The applicable dividend rate for each Dividend Period during a Reset Period will be determined by the Calculation Agent, as of the applicable Reset Dividend Determination Date for such Reset Period. On each Reset Dividend Determination Date, the Calculation Agent will notify the Corporation of the dividend rate for each Dividend Period during the applicable Reset Period. The Calculation Agent’s determination of any dividend rate and its calculation of the amount of dividends for any Dividend Period, and a record maintained by the Corporation of any Rate Substitution Event and any Adjustments, will be on file at the Corporation’s principal offices, will be made available to any holder of the Series C Preferred Stock upon request and will be final and binding in the absence of manifest error. For the avoidance of doubt, any determination by the Corporation or a Designee pursuant to the second paragraph of the definition of Five-year U.S. Treasury Rate (including, without limitation, with respect to any Rate Substitution Event or Adjustments) will not be subject to the vote or consent of the holders of the Series C Preferred Stock.

(d) Dividends Non-cumulative. Dividends on shares of the Series C Preferred Stock are not cumulative and are not mandatory. If the Board of Directors (or a duly authorized committee of the Board of Directors) does not declare a dividend on the Series C Preferred Stock in respect of a Dividend Period, then holders of the Series C Preferred Stock shall not be entitled to receive any dividends, and the Corporation will have no obligation to pay any dividend for that Dividend Period, whether or not dividends on the Series C Preferred Stock or any other series of the Corporation’s preferred stock or Common Stock are declared for any future dividend period. No interest or sum of money in lieu of interest or dividends will be payable in respect of any dividend not declared by the Board of Directors (or a duly authorized committee of the Board of Directors). Holders of the Series C Preferred Stock shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on the Series C Preferred Stock as specified in this Section 4 (subject to the other provisions of this Certificate of Designations).

(e) Priority of Dividends and Redemption and Repurchase of Junior Stock and Dividend Parity Stock. So long as any share of the Series C Preferred Stock remains outstanding, unless dividends on all outstanding shares of the Series C Preferred Stock for the most recently completed Dividend Period have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment, (i) no dividend may be declared or paid or set aside for payment, and no distribution may be made, on any Junior Stock, (ii) no shares of Junior Stock shall be purchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly, and (iii) no shares of Dividend Parity Stock shall be purchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly, other than, in each case:

(i) repurchases, redemptions or other acquisitions of shares of Junior Stock as a result of (x) a reclassification of Junior Stock for or into other Junior Stock, (y) the exchange or conversion of one or more shares of Junior Stock for or into one or more shares of Junior Stock or (z) the purchase of fractional interests in shares of Junior Stock under the conversion or exchange provisions of Junior Stock or the security being converted or exchanged;

(ii) repurchases, redemptions or other acquisitions of shares of Junior Stock, through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock;

(iii) repurchases, redemptions or other acquisitions of shares of Junior Stock in connection with (x) any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants or (y) a dividend reinvestment or stockholder stock purchase plan;

(iv) any declaration of a dividend in connection with any stockholders’ rights plan, or the issuance of rights, stock or other property under any stockholders’ rights plan, or the redemption or repurchase of rights pursuant to the plan;

(v) any dividend paid on Junior Stock in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or is other Junior Stock;

(vi) any pro rata purchase or pro rata exchange of all or a pro rata portion of the Series C Preferred Stock and any Dividend Parity Stock pursuant to an offer made on the same terms to holders of all shares of the Series C Preferred Stock and to holders of all shares of any Dividend Parity Stock;

(vii) repurchases, redemptions or other acquisitions of shares of Dividend Parity Stock as a result of (x) a reclassification of Dividend Parity Stock for or into other Dividend Parity Stock or Junior Stock, (y) the exchange or conversion of one or more shares of Dividend Parity Stock for or into one or more shares of other Dividend Parity Stock or Junior Stock or (z) the purchase of fractional interests in shares of Dividend Parity Stock under the conversion or exchange provisions of Dividend Parity Stock or the security being converted or exchanged;

(viii) repurchases, redemptions or other acquisitions of shares of Dividend Parity Stock through the use of the proceeds of a substantially contemporaneous sale of other shares of Dividend Parity Stock or Junior Stock; or

(ix) purchases of shares of the Corporation’s Common Stock pursuant to a contractually binding stock repurchase plan existing prior to the preceding Dividend Period.

If the Board of Directors (or a duly authorized committee of the Board of Directors) elects to declare only partial instead of full dividends for a Dividend Payment Date and related Dividend Period on the shares of the Series C Preferred Stock or any Dividend Parity Stock, then, to the extent permitted by the terms of the Series C Preferred Stock and each outstanding series of Dividend Parity Stock, such partial dividends shall be declared on shares of the Series C Preferred Stock and Dividend Parity Stock, and dividends so declared shall be paid, as to any such dividend payment date and related dividend period, in amounts such that the ratio of the partial dividends declared and paid on each such series to full dividends on each such series is the same. As used in this paragraph, “full dividends” means, as to any Dividend Parity Stock that bears dividends on a cumulative basis, the amount of dividends that would need to be declared and paid to bring such Dividend Parity Stock current in dividends, including undeclared dividends for past dividend periods. To the extent a dividend period with respect to the Series C Preferred Stock or any series of Dividend Parity Stock (in either case, the “first series”) coincides with more than one dividend period with respect to another series as applicable (in either case, a “second series”), then, for purposes of this paragraph the Board of Directors (or a duly authorized committee of the Board of Directors) may, to the extent permitted by the terms of each affected series, treat such dividend period for the first series as two or more consecutive dividend periods, none of which coincides with more than one dividend period with respect to the second series, or may treat such dividend period(s) with respect to any Dividend Parity Stock and Dividend Period(s) with respect to the Series C Preferred Stock for purposes of this paragraph in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on such Dividend Parity Stock and the Series C Preferred Stock.

Subject to the foregoing, dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors (or a duly authorized committee of the Board of Directors) may be declared and paid on any Common Stock or other Junior Stock from time to time out of any funds legally available therefor, and the shares of the Series C Preferred Stock shall not be entitled to participate in any such dividend.

Section 5. Liquidation Rights.

(a) Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Liquidation Preference Junior Stock, holders of the Series C Preferred Stock will be entitled to receive out of the assets of the Corporation legally available for distribution to its stockholders (i.e., after satisfaction of all of the Corporation’s liabilities to creditors, if any) an amount equal to the Stated Amount, plus any dividends that have been declared but not paid prior to the date of payment of distributions to stockholders, without regard to any undeclared dividends (the “Liquidation Preference”).

(b) Partial Payment. If the assets of the Corporation are not sufficient to pay the Liquidation Preference in full to all holders of the Series C Preferred Stock and all holders of any Liquidation Preference Parity Stock, the amounts paid to the holders of the Series C Preferred Stock and to the holders of all Liquidation Preference Parity Stock shall be pro rata in accordance with the respective aggregate Liquidation Preferences of the Series C Preferred Stock and all such Liquidation Preference Parity Stock. In any such distribution, the “Liquidation Preference” of any holder of stock of the Corporation other than the Series C Preferred Stock means the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the Corporation available for such distribution), including an amount equal to any declared but unpaid dividends in the case of any holder or stock on which dividends accrue on a non-cumulative basis and, in the case of any holder of stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not earned or declared, as applicable.

(c) Residual Distributions. If the Liquidation Preference has been paid in full to all holders of the Series C Preferred Stock and all holders of any Liquidation Preference Parity Stock, the holders of Liquidation Preference Junior Stock will be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.

(d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, the merger, consolidation or other business combination of the Corporation with or into any other entity, including a transaction in which the holders of the Series C Preferred Stock receive cash or property for their shares, or the sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the assets of the Corporation, shall not constitute a liquidation, dissolution or winding up of the Corporation.

Section 6. Redemption.

(a) Optional Redemption. The Series C Preferred Stock is perpetual and has no maturity date. The Corporation may, at its option, redeem the shares of the Series C Preferred Stock (i) in whole or in part, from time to time, on any Dividend Payment Date on or after the First Reset Date for cash at a redemption price of the Stated Amount per share or (ii) in whole but not in part, at any time within 120 days after the conclusion of any review or appeal process instituted by us following the occurrence of a Rating Agency Event, or, if no review or appeal process is available or sought with respect to such Rating Agency Event, at any time within 120 days after the occurrence of such Rating Agency Event, at a redemption price in cash equal to $1,020.00 per share, in each of cases (i) and (ii), plus any declared and unpaid dividends to, but excluding, the date fixed for redemption (the

“redemption date”), without accumulation of any undeclared dividends. The redemption price for any shares of the Series C Preferred Stock shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to the Corporation or its agent, if the shares of the Series C Preferred Stock are issued in certificated form. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the applicable record date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such record date relating to the applicable Dividend Payment Date as provided in Section 4 above. On and after the redemption date, dividends will cease to accrue on shares of the Series C Preferred Stock, and such shares of the Series C Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price plus any declared and unpaid dividends, without regard to any undeclared dividends, on such shares to, but excluding, the redemption date.

(b) No Sinking Fund. The Series C Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions. Holders of the Series C Preferred Stock have no right to require redemption of any shares of the Series C Preferred Stock.

(c) Notice of Redemption. Notice of every redemption of shares of the Series C Preferred Stock shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Corporation. Such mailing shall be at least 10 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure to duly give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of the Series C Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of the Series C Preferred Stock. Notwithstanding the foregoing, if the shares of the Series C Preferred Stock are issued in book-entry form through DTC or any other similar facility, notice of redemption may be given to the holders of the Series C Preferred Stock at such time and in any manner permitted by such facility. Each such notice given to a holder shall state: (1) the redemption date; (2) the number of shares of the Series C Preferred Stock to be redeemed and, if less than all shares of the Series C Preferred Stock held by the holder are to be redeemed, the number of shares of the Series C Preferred Stock to be redeemed from such holder or the method for determining such number; (3) the redemption price; (4) if the Series C Preferred Stock is evidenced by definitive certificates, the place or places where certificates for such shares of the Series C Preferred Stock are to be surrendered for payment of the redemption price; and (5) that dividends on such shares will cease to accrue on and after the redemption date.

(d) Partial Redemption. In case of any redemption of only part of the shares of the Series C Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either on a pro rata basis (as nearly as practicable without creating fractional shares) or by lot or in such other manner as the Board of Directors (or a duly authorized committee of the Board of Directors) may determine to be fair and equitable. Subject to the provisions hereof, the Board of Directors (or a duly authorized committee of the Board of Directors) shall have full power and authority to prescribe the terms and conditions on which shares of the Series C Preferred Stock shall be redeemed from time to time. If the Corporation shall have issued certificates for the Series C Preferred Stock and fewer than all shares represented by any certificates are redeemed, new certificates shall be issued representing the unredeemed shares without charge to the holders thereof.

(e) Effectiveness of Redemption. If notice of redemption has been duly given, and if on or before the redemption date specified in the notice, all funds necessary for the redemption have been set aside by the Corporation, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the shares called for redemption, so as to be and continue to be available for that purpose, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation in the case that the shares of the Series C Preferred Stock are issued in certificated form, dividends shall cease to accrue on and after the redemption date for all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights of the holders with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption date, without interest. Any funds unclaimed at the end of two years from the redemption date, to the extent permitted by law, shall be released from the trust so established and may be commingled with the Corporation’s other funds, and after that time the holders of the shares so called for redemption shall look only to the Corporation for payment of the redemption price of such shares.

Section 7. Voting Rights.

(a) General. The holders of the Series C Preferred Stock have no voting rights as holders of the Series C Preferred Stock except as set forth below or as otherwise required by law.

(b) Right to Elect Two Directors on Nonpayment of Dividends. Whenever dividends on any shares of the Series C Preferred Stock, or any other Voting Preferred Stock, shall have not been declared and paid for six full quarterly Dividend Payments, whether or not for consecutive Dividend Periods (a “Nonpayment”), the holders of such shares, voting together as a class with holders of any and all other series of Voting Preferred Stock then outstanding, will be entitled to vote for the election of a total of two additional members of the Board of Directors (the “Preferred Stock Directors”), provided that the election of any such directors shall not cause the Corporation to violate the corporate governance requirements of the New York Stock Exchange (or any other exchange on which the Corporation’s securities may be listed) that listed companies must have a majority of independent directors and provided further that the Board of Directors shall at no time include more than two Preferred Stock Directors. In that event, the number of directors on the Board of Directors shall automatically increase by two, and the new directors shall be elected at a special meeting called at the request of the holders of record of at least 20% of the Series C Preferred Stock or of any other series of Voting Preferred Stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders), and at each subsequent annual meeting. Such request to call a special meeting for the initial election of the Preferred Stock Directors after a Nonpayment shall be made by written notice, signed by the requisite holders of the Series C Preferred Stock or other Voting Preferred Stock, and delivered to the Secretary of the Corporation in such manner as provided for in Section 9 below, or as may otherwise be required by law.

If and when dividends for at least four consecutive quarterly Dividend Periods following a Nonpayment have been paid in full on the Series C Preferred Stock and any other class or series of Voting Preferred Stock, the holders of the Series C Preferred Stock and all other holders of Voting Preferred Stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent Nonpayment), the term of office of each Preferred Stock Director so elected shall automatically terminate and the number of directors on the Board of Directors shall automatically decrease by two. In determining whether dividends have been paid for the equivalent of at least four consecutive quarterly Dividend Periods following a Nonpayment, the Corporation may take account of any dividend it elects to pay for any Dividend Period after the regular Dividend Payment Date for that period has passed. Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the Series C Preferred Stock together with all series of Voting Preferred Stock then outstanding (voting together as a single class) to the extent such holders have the voting rights described above. So long as a Nonpayment shall continue, any vacancy in the office of a Preferred Stock Director (other than prior to the initial election after a Nonpayment) may be filled by the written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of the Series C Preferred Stock and all Voting Preferred Stock when they have the voting rights described above (voting together as a single class); provided that the filling of any such vacancy shall not cause the Corporation to violate the corporate governance requirement of the New York Stock Exchange (or any other exchange on which the Corporation’s securities may be listed) that listed companies must have a majority of independent directors. Any such vote to remove, or to fill a vacancy in the office of, a Preferred Stock Director may be taken only at a special meeting called at the request of the holders of record of at least 20% of the Series C Preferred Stock or of any other series of Voting Preferred Stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

(c) Other Voting Rights. So long as any shares of the Series C Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by law or by the Certificate of Incorporation, the vote or consent of the holders of at least two-thirds of the shares of the Series C Preferred Stock at the time outstanding, voting together as a single class with any other series of preferred stock entitled to vote thereon, to the exclusion of all other series of preferred stock, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating:

(i) Amendment of Certificate of Incorporation or Certificate of Designations. Any amendment, alteration or repeal of any provision of the Certificate of Incorporation or this Certificate of Designations that would materially and adversely alter or change the voting powers, preferences or special rights of the Series C Preferred Stock, taken as a whole; provided, however, that the amendment of the Certificate of Incorporation so as to authorize or create, or to increase the authorized amount of, any class or series of capital stock that does not rank senior to the Series C Preferred Stock in either the payment of dividends (whether such dividends are cumulative or non-cumulative) or in the distribution of assets on liquidation, dissolution or winding up of the Corporation shall not be deemed to materially or adversely affect the voting powers, preferences or special rights of the Series C Preferred Stock;

(ii) Authorization of Senior Stock. Any amendment or alteration of the Certificate of Incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of capital stock of the Corporation ranking senior to the Series C Preferred Stock in the payment of dividends or in the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the Corporation; or

(iii) Share Exchanges, Reclassifications, Mergers and Consolidations and Other Transactions. Any consummation of (x) a binding share exchange or reclassification involving the Series C Preferred Stock or (y) a merger or consolidation of the Corporation with another entity (whether or not a corporation), unless in each case (A) the shares of the Series C Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, the shares of the Series C Preferred Stock are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Series C Preferred Stock, taken as a whole, immediately prior to such consummation.

“capital stock” does not include convertible or exchangeable debt securities, which, prior to conversion or exchange, rank senior in right of payment to the Series C Preferred Stock.

If an amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above would materially and adversely affect the rights, preferences, privileges and voting powers, and restrictions and limitations, taken as a whole, of one or more but not all series of Voting Preferred Stock (including the Series C Preferred Stock for this purpose), then only the series so affected and entitled to vote shall vote, together as a class, to the exclusion of all other series of preferred stock. If all series of preferred stock are not equally affected by the proposed amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above, then only a two-thirds approval of each such series that is materially and adversely affected shall be required.

(d) Changes Permitted without Consent. Without the consent of the holders of the Series C Preferred Stock, the Corporation may amend, alter, supplement or repeal any terms of the Series C Preferred Stock:

(i) to cure any ambiguity, or to cure, correct or supplement any provision contained in this Certificate of Designations for the Series C Preferred Stock that may be defective or inconsistent, so long as such action does not materially and adversely affect the rights, preferences, privileges and voting powers of the Series C Preferred Stock, taken as a whole;

(ii) to conform this Certificate of Designations to the description of the Series C Preferred Stock set forth in the Corporation’s final prospectus supplement related to the Series C Preferred Stock, dated October 5, 2021; or

(iii) to make any provision with respect to matters or questions arising with respect to the Series C Preferred Stock that is not inconsistent with the provisions of this Certificate of Designations.

(e) Changes after Provision for Redemption. No vote or consent of the holders of the Series C Preferred Stock will be required pursuant to Section 7(b) or (c) above if, at or prior to the time when the act with respect to which any such vote or consent would otherwise be required pursuant to such Sections, all outstanding shares of the Series C Preferred Stock shall have been redeemed, or shall have been called for redemption on proper notice and sufficient funds shall have been set aside by or on behalf of the Corporation for the benefit of the holders of the Series C Preferred Stock to effect such redemption, in each case pursuant to Section 6 above, unless in the case of a vote or consent required pursuant to clause (ii) of Section 7(c) above if all outstanding shares of the Series C Preferred Stock are being redeemed with the proceeds from the sale of the stock to be authorized.

(f) Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the holders of the Series C Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors (or a duly authorized committee of the Board of Directors), in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the Amended and Restated Bylaws, applicable law and any national securities exchange or other trading facility on which the Series C Preferred Stock may be listed or traded at the time.

In any matter in which the Series C Preferred Stock may vote (as expressly provided in this Certificate of Designations), each share of the Series C Preferred Stock shall be entitled to one vote per $1,000.00 of Liquidation Preference. If the Series C Preferred Stock and any other Liquidation Preference Parity Stock is entitled to vote together as a single class on any matter, the holders of each will vote in proportion to their respective Liquidation Preferences.

Section 8. Record Holders. To the fullest extent permitted by applicable law, the Corporation and the Transfer Agent may deem and treat the record holder of any share of the Series C Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor the Transfer Agent shall be affected by any notice to the contrary.

Section 9. Notices. All notices or communications in respect of the Series C Preferred Stock will be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designations, in the Certificate of Incorporation or Amended and Restated Bylaws or by applicable law.

Section 10. Other Rights. The shares of the Series C Preferred Stock do not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation of the Corporation. The holders of the Series C Preferred Stock shall not have any preemptive rights or conversion rights.

Section 11. Certificates. The Corporation may at its option issue shares of the Series C Preferred Stock without certificates. If DTC or its nominee is the registered owner of the Series C Preferred Stock, the following provisions of this Section 11 shall apply. If and as long as DTC or its nominee is the registered owner of the Series C Preferred Stock, DTC or its nominee, as the case may be, shall be considered the sole owner and holder of all such shares of the Series C Preferred Stock of which DTC or its nominee is the registered owner for all purposes under the instruments governing the rights and obligations of holders of shares of the Series C Preferred Stock. If DTC discontinues providing its services as securities depositary with respect to the shares of the Series C Preferred Stock, or if DTC ceases to be registered as a clearing agency under the Exchange Act, in the event that a successor securities depositary is not obtained within 90 days, the Corporation shall either print and deliver certificates for the shares of the Series C Preferred Stock or provide for the direct registration of the Series C Preferred Stock with the Transfer Agent. If the Corporation decides to discontinue the use of the system of book-entry-only transfers through DTC (or a successor securities depositary), the Corporation shall print certificates for the shares of the Series C Preferred Stock and deliver such certificates to DTC or shall provide for the direct registration of the Series C Preferred Stock with the Transfer Agent. Except in the limited circumstances referred to above, owners of beneficial interests in the Series C Preferred Stock of which DTC or its nominee is the registered owner:

a)	shall not be entitled to have such Series C Preferred Stock registered in their names;

b)	shall not receive or be entitled to receive physical delivery of securities certificates in exchange for beneficial interests in the Series C Preferred Stock; and

c)

shall not be considered to be owners or holders of the shares of the Series C Preferred Stock for any purpose under the instruments governing the rights and obligations of holders of shares of the Series C Preferred Stock.

Section 12. Restatement of Certificate. On any restatement of the Certificate of Incorporation of the Corporation, Section 1 through Section 11 of this Certificate of Designations shall be included in the Certificate of Incorporation under the heading “4.125% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series C” and this Section 12 may be omitted. If the Board of Directors so determines, the numbering of Section 1 through Section 11 may be changed for convenience of reference or for any other proper purpose.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by John L. Plueger, its Chief Executive Officer and President, this 11th day of October, 2021.

AIR LEASE CORPORATION

By:	/s/ John L. Plueger
Name:	John L. Plueger
Title:	Chief Executive Officer and President

[Signature Page to Series C Certificate of Designations]